4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

September 29, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      ATI Modular Technology Corporation

Amendment 2 to Information Statement on Schedule 14C

Filed August 31, 2017

File N. 000-55699

Dear Ms. Long:

This letter is in response to the Commissions’ September 13, 2017 comment letter regarding Amendment No. 2 to the Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 2 to Information Statement on Schedule 14C

General

1.	Please respond to the Commission’s comments in writing via correspondence on the EDGAR.

Response: The Company notes the Commission’s comment and will file written responses on EDGAR.

2.	We reissue comment 1 of our letter dated August 15, 2017. Please provide a legal and factual analysis of whether you are required to register under the Securities Act of 1933 the shares you intend to issue as consideration in the merger with AmericaTowne, Inc.

Response: The Company has conducted research into the exemptions available and concluded that the filing of a Registration Statement on Form S-4 is necessary. The Company will file its Form S-4 in the comings days.

3.	Please provide the pro forma information required by Item 14(b)(10) of Schedule 14A to reflect the stock split as well as the merger. Please clearly show in the notes to this information how to compute the pro forma amounts presented.

Response: The Company notes the Commission’s comment. Item 14(b)(10), in summary, requires the Company to provide information pursuant to Item 301 of Regulation S-K, 17 C.F.R. § 229.301, including a comparison of book value, dividends, and income/loss for periods for which financial data is presented. However, smaller reporting companies, as defined by 17 C.F.R. § 229.10(f)(1) are “not required to provide the information required” by Item 301. See 17 C.F.R. § 229.301(c). As a result, it is the Company’s position that no additional reporting pursuant to Item 14(b)(10) is required, as each subsection of Item 14(b)(10) specifically requires presentation of information “pursuant to Item 301 of Regulation S-K.” Here, no further reporting obligation is required pursuant to Item 301 of Regulation S-K. Should the Commission disagree with the Company’s position, the Company requests the Commission present guidance or legal precedent requiring the reporting of pro forma information for a smaller reporting company pursuant to Item 14(b)(10).

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

-2-